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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)


                               CRAIG CORPORATION
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $.25 PER SHARE
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                   224174102
                          --------------------------
                                (CUSIP NUMBER)

                       ROBERT TY HOWARD, HECCO VENTURES,
    120 NORTH ROBERTSON BLVD., LOS ANGELES, CALIFORNIA 90048 (310) 855-8456
- --------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 JULY 31, 1996
                ----------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 224174102                                      PAGE 2 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Hecco Ventures I, a California general partnership
      I.D. No. 95-3813514

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)
 5                                                                         [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            617,438

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             617,438

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      617,438

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 224174102                                      PAGE 3 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael R. Forman
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)
 5                                                                         [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          617,438
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          617,438
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      617,438

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 224174102                                      PAGE 4 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James J. Cotter
      SS ####-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)
 5                                                                         [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,445,864

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          617,438
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,445,864

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          617,438
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,063,302

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 15 amends and supplements the Schedule 13D dated February 15, 1985 and Amendments thereto (collectively, the "Schedule 13D") filed by Hecco Ventures, a California general partnership, the predecessor of Hecco Ventures I, a California general partnership ("Hecco Ventures), together with Michael R. Forman, an individual and a general partner of Hecco Ventures and James J. Cotter, an individual and a general partner of a limited partnership which is a general partner of Hecco Ventures, relating to holdings of shares (the "Shares") of Common Stock of Craig Corporation, a Delaware corporation (the "Issuer"). Hecco Ventures, Mr. Forman and Mr. Cotter are referred to herein as the "Reporting Persons". All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D. The purpose of this Amendment No. 15 is to report the following transaction:

          On July 31, 1996, the Issuer repurchased 475,000 Shares of the 950,000 Shares owned by certain funds managed by Southeastern Management, Inc. ("Southeastern") for an aggregate purchase price of approximately $6,950,000 or $14.631 per share. This repurchase transaction has resulted in a reduction of the number of Shares outstanding from 4,237,912 to 3,762,912, resulting in an increase of more than 1% in the percentage of the outstanding Shares beneficially owned by the Reporting Persons.

          The Issuer owns 52.5% of Reading Company, which has a significant net operating loss carryforward. In order to mitigate against a possible change of control which would limit Reading Company's ability to make use of such net operating loss carryforward under applicable tax laws, the Issuer has obtained incident to such repurchase Southeastern's agreement that Southeastern will not sell more than 237,500 of its remaining shares to any single entity or individual until the earlier of (i) December 31, 2001 or (ii) the date upon which the current net operating loss carryforward has been exhausted by Reading Company.

Item 3 is amended to add the following:

Item 3.   Source and Amount of Funds or Other Consideration.
- -----------------------------------------------------------

          The Reporting Persons did not provide any funds to the Issuer for the repurchase. The source of funds for the repurchase by the Issuer of 475,000 Shares from Southeastern was from working capital of the Issuer.


Item 5 is amended to add the following:

Item 5.   Interest in Securities of the Issuer.
- ----------------------------------------------

          (a) As of the date of this Amendment, Hecco Ventures owns beneficially 617,438 Shares or approximately 16.4% of Issuer's outstanding Shares. Mr. Cotter owns beneficially 2,063,302 Shares or approximately 54.8% of Issuer's outstanding Shares. These Shares consist of 1,145,864 Shares owned directly by Mr. Cotter, 300,000 Shares owned beneficially representing the fully vested Shares under the Option and his beneficial ownership of the 617,438 Shares owned by Hecco Ventures. In addition, Hecco Ventures owns beneficially 51,700 shares of Issuer's Class A Common Preference Stock. Mr. Cotter owns beneficially 129,200 shares of Issuer's Class A Common Preference Stock, which includes his beneficial interest in Hecco Ventures 51,700 shares.

          (b) Mr. Cotter has sole voting and dispositive power with respect to 1,445,864 Shares and shared voting and dispositive power with respect to 617,438 Shares. Mr. Forman has shared voting and dispositive power with respect to 617,438 Shares.

Item 6 is amended to add the following:

Item 6.   Contracts, Arrangements, Understanding or Relationships with Respect
- ------------------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

          The Issuer owns 52.5% of Reading Company, which has a significant net operating loss carryforward. In order to mitigate against a possible change of control which would limit Reading Company's ability to make use of such net operating loss carryforward under applicable tax laws, the Issuer has obtained incident to such repurchase Southeastern's agreement that Southeastern will not sell more than 237,500 of its remaining Shares to any single entity or individual until the earlier of (i) December 31, 2001 or (ii) the date upon which the current net operating loss carryforward has been exhausted by Reading Company.

Item 7.   Material to be Filed as Exhibits.
- -----------------------------------------

          Not applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 6, 1996               HECCO VENTURES I,
                                    a California general partnership

                                    By:  Cinerama, Inc., a partner


                                         By: /s/BRADLEY NEEL
                                             ---------------------------
                                             Bradley Neel
                                             Secretary


                                        /s/ IRA LEVIN
                                        --------------------------------
                                        Michael R. Forman,
                                        an individual, by Ira S. Levin,
                                        his attorney-in-fact


                                        /s/ IRA LEVIN
                                        --------------------------------
                                        James J. Cotter,
                                        an individual, by Ira S. Levin,
                                        his attorney-in-fact